January 16, 2026

Ilya Rachman
Chief Executive Officer
Immix Biopharma, Inc.
11400 West Olympic Blvd., Suite 200
Los Angeles, CA 90064

       Re: Immix Biopharma, Inc.
           Registration Statement on Form S-3
           Filed January 9, 2026
           File No. 333-292665
Dear Ilya Rachman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Melissa Murawsky, Esq.